UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Lyondell Chemical Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

552078
(Cusip Number)

Alejandro Moreno
AI Chemical Investments LLC
730 Fifth Avenue, 20th Floor
New York, New York 10019
Tel. No.: (212) 247-6400
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

December 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    AI Chemical Investments LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
    (SEE INSTRUCTIONS)                                      (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    Not applicable

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [  ]
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

                                    7        SOLE VOTING POWER
                                             -0-

                                    8        SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                -0-
OWNED BY EACH REPORTING PERSON
WITH                                9        SOLE DISPOSITIVE POWER
                                             -0-

                                    10       SHARED DISPOSITIVE POWER
                                             -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-

12  CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
    (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    N/A

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    OO

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Leonard Blavatnik

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
    (SEE INSTRUCTIONS)                                      (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    Not Applicable

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [  ]
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

                                    7        SOLE VOTING POWER
                                             -0-

                                    8        SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                -0-
OWNED BY EACH REPORTING PERSON
WITH                                9        SOLE DISPOSITIVE POWER
                                             -0-

                                    10       SHARED DISPOSITIVE POWER
                                             -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-

12  CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
    (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    N/A

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Commission on May 11, 2007 (the “Schedule 13D”), by AI Chemical Investments LLC (“Newco”) and Leonard Blavatnik (together with Newco, the “Reporting Persons”), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Lyondell Chemical Company, a corporation organized under the laws of Delaware (the "Issuer"), as amended by Amendment No. 1 thereto filed with the Commission on July 18, 2007 (“Amendment No. 1”) and Amendment No. 2 thereto filed with the Commission on August 21, 2007 (“Amendment No. 2”). This Amendment is filed by the Reporting Persons to report the disposition of all the Common Stock owned by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 4. Purpose of Transaction

On December 20, 2007, the Issuer completed its merger (the “Merger”) with BIL Acquisition Holdings Limited, a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub merged with and into the Issuer with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Basell AF (“Basell”).  The Merger was completed pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 16, 2007, among the Issuer, Basell and Merger Sub.  At the effective time of the Merger the shares of Common Stock held by Newco were cancelled pursuant to the Merger Agreement and the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a)-(b) None

(c) On December 20, 2007, Newco physically settled the Forward Contract with Merrill Lynch (as described in the Schedule 13D) and took delivery of 20,990,070 shares of Common Stock.  On December 20, 2007, at the effective time of the Merger, the shares of Common Stock held by Newco were cancelled pursuant to the Merger Agreement.

(d) None

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on December 20, 2007 in connection with the completed Merger of Merger Sub with and into the Issuer.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2007

                                    AI CHEMICAL INVESTMENTS LLC

                                    By:  /s/ Lincoln Benet
                                          ---------------------------
                                          Name:  Lincoln Benet
                                          Title: Manager

                                    LEONARD BLAVATNIK

                                    /s/ Leonard Blavatnik
                                    ---------------------------------
                                    Leonard Blavatnik